UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

New York REIT, Inc.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
64976L109

(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64976L109	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Long Pond Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,855,224
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,855,224
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,855,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (See Item 4(b))
12		TYPE OF REPORTING PERSON PN,IA

CUSIP No. 64976L109	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Long Pond Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,855,224
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,855,224
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,855,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (See Item 4(b))
12		TYPE OF REPORTING PERSON OO, HC

CUSIP No. 64976L109	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS John Khoury
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,855,224
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,855,224
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,855,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (See Item 4(b))
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 64976L109	SCHEDULE 13G	Page 5 of 9 Pages

This Schedule 13G (this "Schedule 13G") is being filed on behalf of Long Pond Capital, LP, a Delaware limited partnership ("Long Pond LP"), Long Pond Capital GP, LLC, a Delaware limited liability company ("Long Pond LLC"), and John Khoury, the principal of Long Pond LP, relating to Common Stock, $0.01 Par Value ("Common Stock"), of New York REIT, Inc. (the "Issuer").

This Amendment relates to the Common Stock of the Issuer purchased by Long Pond LP through the accounts of certain private funds (collectively, the "Funds"). Long Pond LP serves as the investment manager to the Funds and may direct the vote and disposition of the 12,855,224 shares of the Common Stock held by the Funds. Long Pond LLC serves as the general partner of Long Pond LP and may direct Long Pond LP to direct the vote and disposition of the 12,855,224 shares of the Common Stock held by the Funds. As the principal of Long Pond LP, Mr. Khoury may direct the vote and disposition of the 12,855,224 shares of the Common Stock held by the Funds.

Item 1.	(a) Name of Issuer

New York REIT, Inc.

(b) Address of Issuer’s Principal Executive Offices

7 Bulfinch Place, Suite 500, Boston, MA 02114

Item 2.	(a) Name of Person Filing

 Long Pond Capital, LP ("Long Pond LP"), Long Pond Capital GP, LLC ("Long Pond LLC") and John Khoury.

(b) Address of Principal Business Office, or, if none, Residence

527 Madison Avenue, 15th Floor

New York, NY 10022

(c) Citizenship

Long Pond LP is a limited partnership organized under the laws of the State of Delaware. Long Pond LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Khoury is the principal of Long Pond LP and is a Canadian citizen.

(d) Title of Class of Securities

Common Stock, $0.01 Par Value

(e) CUSIP No.:

64976L109

CUSIP No. 64976L109	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant toRule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 64976L109	SCHEDULE 13G	Page 7 of 9 Pages

 Item 4. Ownership

(a) Long Pond LP, Long Pond LLC and Mr. Khoury are the beneficial owners of 12,855,224 shares of the Common Stock.

(b) Long Pond LP, Long Pond LLC and Mr. Khoury are the beneficial owners of 7.7% of the outstanding shares of the Common Stock. This percentage is determined by dividing 12,855,224 by 167,928,730, the number of shares of the Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer's most recent Form 10-Q filed on November 9, 2017.

(c) Long Pond LP, as the investment manager of the Funds, may direct the vote and disposition of the 12,855,224 shares of the Common Stock held by the Funds. Long Pond LLC, as the general partner of Long Pond LP, may direct it to direct the vote and disposition of the 12,855,224 shares of the Common Stock held by the Funds. As the principal of Long Pond LP, Mr. Khoury may direct the vote and disposition of the 12,855,224 shares of the Common Stock held by the Funds.

Item 5. Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

The Funds have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Inapplicable.

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. Exhibit 99.1

Joint Filing Agreement dated February 13, 2018, by and among Long Pond LP, Long Pond LLC and Mr. Khoury.

CUSIP No. 64976L109	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

LONG POND CAPITAL, LP

By: Long Pond Capital GP, LLC, general partner

By:	/s/ John Khoury
	Name:	John Khoury
	Title:	Authorized Person

LONG POND CAPITAL GP, LLC

By:	/s/ John Khoury
	Name:	John Khoury
	Title:	Authorized Person

By:	/s/John Khoury
	Name:	John Khoury

CUSIP No. 64976L109	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, of New York REIT, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2018.

LONG POND CAPITAL, LP

By: Long Pond Capital GP, LLC, general partner

By:	/s/ John Khoury
	Name:	John Khoury
	Title:	Authorized Person

LONG POND CAPITAL GP, LLC

By:	/s/ John Khoury
	Name:	John Khoury
	Title:	Authorized Person

By:	/s/ John Khoury
	Name:	John Khoury